Contact

www.linkedin.com/in/sascha-deri
(LinkedIn)
www.blushiftaerospace.com
(Company)

Top Skills

Start-ups
Marketing Strategy
New Business Development

Languages

Spanish (Native or Bilingual)
English (Native or Bilingual)

Sascha Deri

CEO | bluShift Aerospace | Redefining Rocket Propulsion for Faster, Safer, and Cost-Efficient Missions
Portland, Maine Metropolitan Area

Summary

I build propulsion that makes ultra-high-speed flight testing faster, more cost-efficient, and fully reusable.

Founder/CEO at bluShift Aerospace, creators of the throttleable, relightable 20 klbf MAREVL hybrid booster. We’ve hot-fired a flight-scale engine for full mission duration, secured NASA & USAF contracts, and cut per-test costs by 50 % compared with legacy solid motors.

Highlights
• Non-toxic, cryo-free propellants store for years.
• Reusable, throttleable hardware slashes test-range turnaround.
• Modular design scales from suborbital boosts to in-orbit maneuvers.

Prior win: boot-strapped altE to $40 M ARR in renewables distribution and light manufacturing. Physics & EE degrees; board member, Maine Space Grant Consortium and Univ. of Maine Mechanical Engineering.

Exploring partnerships with defense programs, flight-test houses, and investors backing dual-use deep tech.

Experience

bluShift Aerospace
Founder & CEO
November 2014 - Present (12 years)
Brunswick, ME

Founder & CEO of bluShift Aerospace, building low-cost, non-toxic, throttleable hybrid rocket propulsion systems for defense, hypersonic testing, interceptor boosters, and responsive space access.

bluShift is developing a safer, faster-to-manufacture alternative to traditional solid rocket motors, with dramatically lower production infrastructure costs and fewer hazardous-material constraints.

altE Store
25 years 1 month

Chair of the Board & Co-Founder
January 2022 - April 2024 (2 years 4 months)
Boxborough, Massachusetts, United States

Co-Founder & CEO
April 1999 - December 2021 (22 years 9 months)
Boxborough, MA

Making Renewable Do-Able™

ADC
Product Manager
2000 - 2002 (2 years)

Lucent Technologies
Product Manager
1999 - 2000 (1 year)
Holmdel, New Jersey, United States

NEC
Product Marketing Manager
1998 - 1999 (1 year)

Education

Earlham College
Bachelor's, Physics

University of Southern Maine
Bachelor's degree, Electrical Engineering